UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: March 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 19, 2009, entitled “CNOOC Ltd.Announces the Production from BZ28-2S”.

For Immediate Release

 CNOOC Ltd. Announces the Production from BZ28-2S

(Hong Kong, March 19, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that its Bozhong (BZ) 28-2S oil field successfully commenced production with 4000 barrels of oil per day via 4 wells.

BZ 28-2S, located in the south of Bohai Bay with a water depth of 21 meters, is the largest field among all the oil projects expected to come on stream this year offshore China.

BZ 28-2S, together with BZ29-4, BZ28-2SN and BZ34-1N, is subject to joint development to maximize the commercial value. These oil fields, adjacent to each other, are collectively named as BZ28-2S oil fields, of which BZ28-2S is the first to start production.

The production is expected to ramp up an average 25,000 barrels of oil per day by 2011.

The main development facilities include one central platform, 49 wells and one FPSO. By sharing facilities, BZ28-2S and other fields will be developed in a more effective way.

According to the Company’s 2009 plan, there will be five new projects coming on stream in Bohai Bay. The early start-up of BZ28-2S will serve to accelerate the development of the other four projects.

BZ28-2S is an independent field of CNOOC Ltd which was discovered in 2006.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com